Bicycle Therapeutics plc

Blocks A & B, Portway Building

Granta Park Great Abington, Cambridge CB21 6GS

United Kingdom

August 12, 2025

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

RE:	Bicycle Therapeutics plc
Registration Statement on Form S-3
File No. 333-289423

Acceleration Request
	Requested Date:	August 14, 2025
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-289423) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Thursday, August 14, 2025, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime L. Chase of Cooley LLP, counsel to the registrant, at (202) 728-7096.

[Signature page follows]

Sincerely,

Bicycle Therapeutics plc

By:	/s/ Alethia Young
Alethia Young
Chief Financial Officer

cc:	Kevin Lee, Chief Executive Officer, Bicycle Therapeutics plc
Laura A. Berezin, Cooley LLP
Jaime L. Chase, Cooley LLP